Pershing Square Capital Management, L.P.

888 Seventh Avenue

New York, New York 10019

June 4, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Christina Chalk, Senior Special Counsel

Office of Merger and Acquisitions

Re:	Pershing Square Capital Management, L.P.
Request to Withdraw Preliminary Proxy Statement on Schedule 14A
File No. 001-10269

Dear Ms. Chalk:

Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing”), hereby respectfully requests the immediate withdrawal of the Preliminary Proxy Statement on Schedule 14A, originally filed by Pershing with the United States Securities and Exchange Commission (the “Commission”) on May 13, 2014 (File No. 001-10269), along with any exhibits thereto (collectively referred to as the “Proxy Statement”).

In view of the fact that Pershing intends to attempt to call a special meeting of shareholders of Allergan, Inc. (the “Special Meeting”), it no longer believes it is desirable to pursue the matters referred to in the Proxy Statement. Preliminary proxy materials with respect to the Special Meeting were filed by Pershing with the Commission on June 2, 2014. If you have any questions or comments regarding the foregoing request for withdrawal, please feel free to contact Pershing’s counsel, Stephen Fraidin of Kirkland & Ellis LLP at (212) 446-4840.

Very truly yours,

Pershing Square Capital Management, L.P.

/s/ William A. Ackman
William A. Ackman
Chief Executive Officer